700 US Highway 202/206

Bridgewater, New Jersey 08807

Phone: (908) 977-9900

www.insmed.com

VIA EDGAR

January 21, 2020

U.S. Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mr. Ameen Hamady

Ms. Jeanne Baker

Re:                             INSMED Inc

Form 10-K filed on February 22, 2019

Form 8-K filed on October 30, 2019

File no. 000-30739

Ladies and Gentlemen:

Insmed Incorporated (the “Company”) respectfully submits this letter in response to a letter, dated January 14, 2020, from the staff of the Commission (the “Staff”) commenting on the Company’s Current Report on Form 8-K filed with the Commission on October 30, 2019. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s letter in bold text and the Company’s response immediately thereafter.

Form 8-K filed on October 30, 2019

Exhibit 99.1

Non-GAAP Financial Measures, page 3

1.              We note your response to our comment from our letter dated December 4, 2019. In order to distinguish your Arikayce milestone payments from your other more typical milestone payments, please expand your disclosures to highlight the nature of your research funding arrangement with the Cystic Fibrosis Foundation and how the arrangement differs from your other license agreements.

Response:

The Company acknowledges the Staff’s comment and intends to expand its future disclosure to highlight the nature of its research funding arrangement with Cystic Fibrosis Foundation Therapeutics, Inc. and how it differs from the Company’s license agreements.

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Correspondence regarding this letter may be directed to the attention of the undersigned at john.goll@insmed.com. In addition, you may contact me at (732) 487-7395 or Christine Pellizzari at (732) 487-7366.

Sincerely,

INSMED INCORPORATED

/s/ John Goll
John Goll
Chief Accounting Officer

cc:                                Christine Pellizzari, Insmed Incorporated

Michael J. Riella, Covington & Burling LLP